REG. S PRIVATE PLACEMENT – FEBRUARY 23, 2007
Subscription: $3.00 per Unit: 1 Unit = 1 common share and ½ warrant exercisable at $4.50 for 24 months, callable if stock trades at $6.50 for 20 consecutive trading days

	$	SHARES	WARRANTS
SUBSCRIBER	INVESTED	ISSUED	ISSUED

Seneca Holdings Limited	$300,000	100,000	50,000

Precious Capital Global Mining & Metals Fund	$300,000	100,000	50,000

Christoph Richter	$30,000	10,000	5,000

Synergy Asset Management Ltd.	$120,000	40,000	20,000

Schroder & Co Bank AG	$60,000	20,000	10,000

EFG Eurofinanciere d’Investissements	$90,000	30,000	15,000

Gaia Resources Fund	$300,000	100,000	50,000

Giso Finance SA	$30,000	10,000	5,000

Hebrides II Offshore Fund Ltd	$120,000	40,000	20,000

Iroquois Master Fund Ltd.	$375,000	125,000	62,500

TOTAL	$1,725,000	575,000	287,500